LiveDeal, Inc.
4840 East Jasmine Street
Suite 105
Mesa, Arizona 85205-3321

May 7, 2008

Mr. Stephen Krikorian
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	LiveDeal, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2007
Filed December 20, 2007
File No. 000-24217

Dear Mr. Krikorian:

On behalf of LiveDeal, Inc. (“LiveDeal” or the “Company”) we are submitting this letter in response to comments received from the staff of the Securities and Exchange Commission (the “Commission” and the “Staff”) by letter dated April 17, 2008 (the “Comment Letter”) with respect to the filings referenced above.  We have reviewed the questions in your Comment Letter and have provided the attached responses.  For your convenience, we have repeated the text of your question and followed it with our response.

Form 10-K for the Fiscal Year Ended September 30, 2007

Notes to Consolidated Financial Statements

Note 19, Restatements, page 61

1.
Based on your response to prior comment 1, it appears that the reclassifications are material errors.  It also appears these errors impact your conclusion as to the effectiveness of your disclosure controls and procedures.  Furthermore, we note that earnings per share for each of the prior periods presented in your consolidated financial statements, selected financial data, and selected quarterly financial data are significantly different than the earnings per share information presented in your previously filed financial statements.  As such, we believe you should address the following:

Mr. Stephen Krikorian
United States Securities and Exchange Commission
May 7, 2008

•
Revise Note 19 in your Form 10-K for the fiscal year ended September 30, 2007 to (a) properly describe the changes in “classifications” as “error corrections;” (b) include a description of the nature of the error in the calculation of earnings per share; and (c) include reconciliations for all of the financial statement line items and per share amounts affected, pursuant to paragraph 26 of SFAS 154;

•
Amend your selected quarterly financial data included in Note 18 in your Form 10-K for the fiscal year ended September 30, 2007 to provide the complete disclosures required by paragraph 26 of SFAS 154 to reflect the change in earnings per share;

•
Revise your selected financial data on page 22 to label the prior fiscal years as restated and explain the reasons for the restatements.  Also, provide a reconciliation of all line items affected for the fiscal years ended September 30, 2003 and 2004, as well as for the fiscal years ended September 30, 2005 and 2006 (or provide a cross-reference to the notes to the financial statements for these periods);

•
Amend your discussion of controls and procedures on page 62 of our Form 10-K for the fiscal year ended September 30, 2007 to describe the nature and impact of each of the items impacting your ineffectiveness conclusion as well as how you have remediated, or plan to remediate, these weaknesses; and

•	File Form 8-K to report non-reliance on previously filed financial statements under Item 4.02.

As you requested, we will:

1.
Revise Note 19 in our Form 10-K for the fiscal year ended September 30, 2007 to (i) describe the changes in classifications as corrections of errors, (ii) include a description of the restatement of our earnings per share amounts, and (iii) include reconciliations for all of the financial statement line items and per share amounts affected, pursuant to paragraph 26 of SFAS 145.  We anticipate that our revised Note 19 will be substantially as follows:

“19.	RESTATEMENTS

During 2007, the Company reevaluated its consolidated financial statement presentation policies and procedures. During this process, the Company identified certain errors in the presentation of its 2006 and 2005 consolidated financial statements.  These errors and related corrections are summarized as follows:

Balance Sheet

•
Certain investment accounts totaling $815,785 have been reclassified from cash and cash equivalents to certificates of deposit and other investments based on the maturity dates of the underlying investments in the accompanying consolidated balance sheet as of September 30, 2006.

Mr. Stephen Krikorian
United States Securities and Exchange Commission
May 7, 2008

•
Accrued refunds and fees of $1,250,000 relating to the Attorneys’ General settlement described in Note 10 have been reclassified from accounts receivable, net to accrued liabilities in the accompanying consolidated balance sheet as of September 30, 2006.

•
Certain miscellaneous receivables totaling $23,819 at September 30, 2006 were reclassified from prepaid expenses and other current assets to accounts receivable, net in the accompanying consolidated balance sheet.

Statement of Operations

•	Unbillable accounts and charge backs have been reclassified from cost of services to a reduction in net revenues in the consolidated statement of operations.
•	Monitoring fees related to our LEC billing channel have been reclassified from general and administrative expenses to cost of services.
•	Depreciation and amortization expenses that were previously separately stated are now included in general and administrative expenses in the consolidated statement of operations.
•	Litigation and related expenses that were previously included in other income and expense are now separately stated as a component of operating expenses in the consolidated statement of operations.

Statement of Cash Flows

•	Preferred stock dividends for the year ended September 30, 2006 totaling $1,918 were reclassified from net cash provided by operating activities to net cash used in financing activities.
•
Net cash used in investing activities was affected by the reclassification of certain investment accounts from cash and cash equivalents to certificates of deposit and other investments as previously described.

The following tables set forth the impact of these restatements on the Company’s statements of operations and balance sheet:

Balance Sheet	September 30, 2006
	As Originally Reported	As Adjusted	Effect of change
Cash and cash equivalents	$7,210,560	$6,394,775	$(815,785)
Certificates of deposit and other investments	$2,266,268	$3,082,053	$815,785
Accounts receivable, net (current)	$6,741,781	$8,015,600	$1,273,819
Prepaid expenses and other current assets	$259,069	$235,250	$(23,819)
Accrued expenses	$3,315,439	$4,565,439	$1,250,000

Mr. Stephen Krikorian
United States Securities and Exchange Commission
May 7, 2008

Income Statement	Year ended September 30, 2006			Year ended September 30, 2005

	As Originally Reported	As Adjusted	Effect of Change	As Originally Reported	As Adjusted	Effect of Change

Net revenues	$36,881,164	$31,957,947	$(4,923,217)	$25,204,858	$24,361,995	$(842,863)
Cost of services	8,069,239	4,030,280	(4,038,959)	3,980,619	3,137,756	(842,863)
Gross profit	28,811,925	27,927,667	(884,258)	21,224,239	21,224,239	-

Operating expenses:
General and administrative expenses	13,800,456	14,350,753	550,297	13,030,614	14,600,614	1,570,000
Sales and marketing expenses	11,452,465	11,452,465	-	5,310,236	5,310,236	-
Depreciation and amortization	1,434,554	-	(1,434,554)	1,570,000	-	(1,570,000)
Litigation and related expenses	-	3,686,806	3,686,806	-	328,133	328,133
Total operating expenses	26,687,475	29,490,024	2,802,549	19,910,850	20,238,983	328,133
Operating income (loss)	2,124,450	(1,562,357)	(3,686,807)	1,313,389	985,256	(328,133)
Other income (expense):
Interest expense and other financing costs	-	-	-	(8,610)	(8,610)	-
Interest income	224,176	224,176	-	242,965	242,965	-
Loss on attorneys’ general settlement	(3,525,000)	-	3,525,000	-	-	-
Other income (expense)	(186,325)	(24,518)	161,807	(550,409)	(222,276)	328,133
Total other income (expense)	(3,487,149)	199,658	3,686,807	(316,054)	12,079	328,133

Income (loss) before income taxes and cumulative effect of accounting change	(1,362,699)	(1,362,699)	-	997,335	997,335	-
Income tax provision (benefit)	(311,779)	(311,779)	-	372,037	372,037	-
Cumulative effect of accounting change (net of income taxes of $53,764 in 2005)	-	-	-	(99,848)	(99,848)	-
Net income (loss)	$(1,050,920)	$(1,050,920)	$-	$725,146	$725,146	$-

Statement of Cash Flows	Year Ended September 30, 2006
	As Originally Reported	As Adjusted	Effect of change
Net cash provided by operating activities	$2,420,083	$2,422,001	$1,918
Net cash used in investing activities	$(1,088,416)	$(1,904,201)	$(815,785)
Net cash used in financing activities	$(235,418)	$(237,336)	$(1,918)

The errors identified above have no impact on the Company’s earnings per share calculations.  The Company’s earnings per share calculations have been retroactively restated to reflect the effects of a 1-for-10 reverse stock split and certain differences may arise between the amounts presented above and the expected amounts after application of the reverse stock split due to rounding of previously reported numbers.”

2.           Amend our selected quarterly financial data included in Note 18 in our Form 10-K for the year ended September 30, 2007 to provide the disclosures required by paragraph 26 of SFAS 154 to reflect the change in earnings per share.  We anticipate that our revised Note 18 will be substantially as follows:

Mr. Stephen Krikorian
United States Securities and Exchange Commission
May 7, 2008

“18.	SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Quarterly financial information for 2007 and 2006 follows:

	Quarter Ended
	December 31,	March 31,	June 30,	September 30,
	2006	2007	2007	2007
	(as restated)	(as restated)	(as restated)
Net revenues	$7,123,683	$6,106,544	$5,989,437	$7,120,697
Gross profit	6,012,813	5,148,835	5,113,544	5,860,893
Net income	485,198	626,262	266,405	376,053

Earnings per share information:
Basic income per share	$0.11	$0.14	$0.05	$0.06
Diluted income per share	$0.11	$0.13	$0.05	$0.06

	Quarter Ended
	December 31,	March 31,	June 30,	September 30,
	2005	2006	2006	2006
	(as restated)	(as restated)	(as restated)
Net revenues	$7,047,401	$7,997,623	$8,577,639	$8,335,284
Gross profit	6,510,430	7,213,184	7,506,947	6,697,106
Net income (loss)	(327,092)	129,998	826,847	(1,680,673)

Earnings (loss) per share information:
Basic income (loss) per share	$(0.07)	$0.03	$0.19	$(0.37)
Diluted income (loss) per share	$(0.07)	$0.03	$0.18	$(0.37)

During 2007, the Company reevaluated its consolidated financial statement presentation policies and procedures. During this process, the Company identified certain errors in the presentation of its 2006 and 2005 consolidated financial statements.  The errors and related corrections are more fully described in Note 19.  These changes also impacted the previously filed quarterly information for the quarters ended December 31, 2006, March 31, 2007, June 30, 2007 and each of the quarters in the fiscal year ended September 30, 2006.  None of the changes impacted balance sheet items except as disclosed in Note 19.  The following table indicates the increase or decrease to the specific financial statement line items for each of the periods identified as compared to those amounts set forth in the Company’s most recently filed Form 10-Qs for fiscal 2007 (which include comparative financial information for fiscal 2006 periods).

Mr. Stephen Krikorian
United States Securities and Exchange Commission
May 7, 2008

	Three Months Ended
	June 30, 2007	March 31, 2007	December 31, 2006	June 30, 2006	March 31, 2006	December 31, 2005

Net revenues	$-	$-	$(671,722)	$-	$-	$(579,376)
Cost of services	164,636	175,511	(387,661)	336,173	197,549	(579,376)
Gross profit	(164,636)	(175,511)	(284,061)	(336,173)	(197,549)	-
General and administrative expenses	(164,636)	(175,511)	52,826	(336,173)	(197,549)	397,004
Depreciation and amortization	-	-	(336,887)	-	-	-
Litigation and related expenses	-	-	-	-	-	(225,137)
Total operating expenses	(164,636)	(175,511)	(284,061)	(336,173)	(197,549)	171,867
Operating Income (Loss)	-	-	-	-	-	(171,867)
Total other income (expense)	-	-	-	-	-	171,867
Net income (loss)	$-	$-	$-	$-	$-	$-

The errors identified above have no impact on the Company’s earnings per share calculations.  The Company’s earnings per share calculations have been retroactively restated to reflect the effects of a 1-for-10 reverse stock split and certain differences may arise between the amounts presented above and the expected amounts after application of the reverse stock split due to rounding of previously reported numbers.”

3.           Revise selected financial data on page 22 to label the prior years as restated and explain the reasons for the restatement.  We will also provide a reconciliation of all line items affected for the fiscal years ended September 30, 2003, 2004, 2005 and 2006.  We anticipate that our reconciliation will be substantially as follows:

“During 2007, the Company reevaluated its consolidated financial statement presentation policies and procedures. During this process, the Company identified certain errors in the presentation of its consolidated financial statements for the years ending September 30, 2006, 2005, 2004 and 2003.  The errors and their corrections are more fully described in Note 19 of the consolidated financial statements included in this Form 10-K/A.  The following table indicates the increase or (decrease) to the specific financial statement data set forth in the above table:

Mr. Stephen Krikorian
United States Securities and Exchange Commission
May 7, 2008

	Year Ended September 30,
	2007	2006	2005	2004	2003
Statement of Operations Data
Net revenues(1)	$-	$(4,923,217)	$(842,863)	(18,213,282)	$(4,371,351)
Cost of services(2)	-	(4,038,959)	(842,863)	(18,213,282)	(4,371,351)
Gross profit(1) (2)	-	(884,258)	-	-	-
Operating income (loss) (3)	-	(3,686,807)	(328,133)	-	-
Other income (expense) (3)	-	3,686,807	328,133	-	-
Net income (loss)	-	-	-	-	-

Statement of Cash Flows Data
Net cash provided by operating activities(4)	$-	$1,918	$-	$-	$-
Net cash used in investing activities(5)	-	(815,785)	-	-	-
Net cash used in financing activities(4)	-	(1,918)	-	-	-

Balance Sheet Data
Cash and cash equivalents(5)	$-	$(815,785)	$-	$-	$-
Total assets(6)	-	1,250,000	-	-	-

(1)	Reflects the impacts of reclassifications of unbillable accounts and chargebacks from cost of services to net revenues.
(2)
Reflects the impacts of reclassifications of unbillable accounts and chargebacks from cost of services to net revenues and the reclassification of monitoring fees related to our LEC billing channel from general and administrative expenses to cost of services.

(3)	Reflects the impacts of reclassifications of litigation and related expenses from other income and expense to operating expenses.
(4)	Reflects the impacts of corrections for preferred stock dividends that were previously reflected as part of operating activities
(5)	Reflects the impacts of reclassifications of certain investment accounts from cash and cash equivalents to certificates of deposit and other investments.
(6)	Reflects the impacts of accrued refunds and fees relating to the Attorneys’ General settlement from accounts receivable, net to accrued liabilities.”

4.           Amend our discussion of controls and procedures on page 62 of our Form 10-K for the fiscal year ended September 30, 2007 to describe the nature and impact of each of the items impacting our conclusion about the effectiveness of our internal controls as well as our remediation plans with respect thereto.  We anticipate adding to Section 9A under the heading “—Changes in Internal Controls” the following additional disclosure:

“During 2007, the Company reevaluated its consolidated financial statement presentation policies and procedures.  During this process, the Company identified certain errors in the presentation of its consolidated financial statements.  These errors were identified as part of an enhancement of the Company’s internal control structure during 2007 that included an evaluation of the Company’s financial statement classification and presentation policies and procedures. These errors are indicative of a material weakness, which impacted our evaluation of the effectiveness of our disclosure controls and procedures.  As indicated above, we concluded that our disclosure controls and procedures were not effective as of the Evaluation Date.  As a result of this reevaluation and the related changes, the Company has implemented an annual review, or more frequently when facts and circumstances so indicate, of our financial statement classification policies and procedures.  This review takes into account current generally accepted accounting principles as well as best practices.”

Mr. Stephen Krikorian
United States Securities and Exchange Commission
May 7, 2008

5.           As soon as practical, we will file a Form 8-K under Item 4.02 to report the non-reliance on previously issued financial statements or a related audit report or completed interim period.

If you have any questions regarding our responses, you may contact me at (480) 654-9646.

Sincerely,

/s/ Gary L. Perschbacher
Chief Financial Officer